UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 28, 2012
	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION OF THE ISSUANCE OF A PROGRAM OF ORDINARY NOTES AND SUBORDINATED NOTES

Medellín, Colombia, May 28, 2012

Today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the issuance of up to COP 3,000,000,000,000.00 (approximately USD 1.6 billion) in aggregate principal amount of Ordinary Notes and Subordinated Notes denominated in Colombian Pesos (COP), and authorized its legal representatives to commence with obtaining all necessary approvals for the program..

The Ordinary Notes and Subordinated Notes may be offered in Colombia in one or more issuances up to the aggregate principal amount according to the “Terms of the Ordinary Notes and Subordinated Notes”.

Banca de Inversión Bancolombia S.A. Corporación Financiera will act as structuring agent and lead manager for all the issuances, and will act jointly with the other entities designated by the Bank as book-running managers. Alianza Fiduciaria S.A. will act as the representative for the holders of the notes.

The timing and amounts of future issuances of notes will depend on market conditions, Bancolombia’s funding needs and the management of its balance sheet.

Exchange Rate May 28, 2012 COP 1,840.69= USD 1

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837